Joel L. Rubinstein

Partner

212 294-5336

JRubinstein@Winston.com

June 1, 2016

VIA EDGAR AND HAND DELIVERY

Pamela Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	1347 Capital Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed May 19, 2016

File No. 333-210772

Dear Ms. Long:

On behalf of our client, 1347 Capital Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated May 27, 2016, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-4 filed via EDGAR on May 19, 2016 (“Amendment No. 1”).

The Company is concurrently filing via EDGAR Amendment No. 2 to Registration Statement on Form S-4 (the “Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of Amendment No. 2 marked to show changes from Amendment No. 1.

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and the Company’s responses thereto, including, where applicable, a cross-reference to the location in the Amendment No. 2 of changes made in response to the Staff’s comment. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Amendment No. 2.

June 1, 2016 Page 2

Proposal No. 2 – Approval of the Second Amended and Restated Certificate of Incorporation, page 92

1.	We note your response to comment 17 in our letter dated May 11, 2016. Please file the form of proxy card.

Response: The Company has filed the form of proxy card as Exhibit 99.8 to Amendment No. 2.

Legal Proceedings, page 110

2.	Please revise to describe the factual basis underlying the plaintiffs’ claim that the merger is a transaction not permitted under the amended and restated articles of incorporation and that the proxy statement is incomplete and misleading. See Item 103 of Regulation S-K.

Response: The Company has revised the disclosure on page 120 to describe the factual basis for the plaintiffs’ claim.

Unaudited Pro Forma Condensed Combined Information, page 166

3.	Please also provide a Pro Forma Condensed Combined Statement of Operations and Comprehensive Income for the year ended December 31, 2015. Refer to Rule 11-02(c) of Regulation S-X.

Response: The Company has provided a Pro Forma Condensed Combined Statement of Operations and Comprehensive Income for the year ended December 31, 2015 on page 185.

4.	We note your response to comment 25 in our letter dated May 11, 2016. Please address the following:

•	Given the different settlement alternatives given to option holders, including a cash-out option, please help us better understand why the overall mix of aggregate consideration remains the same and is unaffected by such elections or settlements;
•	Please tell us what consideration was given as to whether the fair value of the consideration transferred to settle the options exceeds the fair value of the options being settled with any excess fair value being recorded as compensation expense; and
•	It appears that some of the options being settled include unvested options. Please address what consideration was given as to whether a portion of the settlement consideration should be attributed to post-combination service.

Refer to ASC 805-30-55-10 and ASC 805-30-55-23 through 55-24

June 1, 2016 Page 3

Response: The Company respectfully advises the Staff of the following regarding each of the three bullet point items in the Staff’s comment:

•	The overall mix of aggregate consideration is not determined based upon the election of Limbach optionholders; rather, the amount of Cash Consideration to be paid, the number of Merger Shares to be issued and number of Merger Warrants to be issued (if any) to the holders of the outstanding membership interests and holders of options to acquire membership interests of Limbach will be determined based upon the cash remaining in the Trust Account after giving effect to any conversions of the Company’s shares of common stock in connection with the stockholder vote to approve the Business Combination. Options held by Cash-out Optionholders will be converted into the right to receive (a) an amount of cash equal to the aggregate implied value of the membership interests underlying such options (assuming the full exercise of all outstanding Limbach options for cash), less the exercise price of such options, less $1,000, and (b) 100 Merger Shares, each with a nominal value of $10.00 per share. Options held by Participating Optionholders will be converted into the right to receive (x) a pro rata share of the Merger Shares remaining after subtracting the aggregate number of Merger Shares issued to the Cash-out Optionholders, (y) an amount of cash equal to the aggregate implied value of the membership interests underlying such options (assuming the full exercise of all outstanding Limbach options for cash), less the exercise price of such options, less the aggregate nominal value of Merger Shares issued to such Participating Optionholder (provided that such amount shall not be negative), and (z) a pro rata share of the Merger Warrants, if any. All outstanding membership interests of Limbach will be converted into the right to receive (a) a pro rata share of the Cash Consideration remaining after subtracting the cash amounts paid to the Cash-out Optionholders and the Participating Optionholders, (b) a pro rata share of the Merger Shares remaining after subtracting the aggregate number of Merger Shares issued to the Cash-out Optionholders, and (c) a pro rata share of the Merger Warrants, if any. In other words, the overall mix of aggregate consideration is fixed pursuant to the number of conversions of the Company’s shares of common stock in connection with the stockholder vote to approve the Business Combination and is subsequently allocated to the holders of the outstanding membership interests and holders of options to acquire membership interests of Limbach according to the foregoing calculations.

•	The Limbach options will automatically and fully vest upon the closing of the Business Combination pursuant to their original terms. Accordingly, the Company has considered the provisions of ASC 805-30-55-23 through 55-24, which point to the provisions of ASC 805-30-55-18 through 55-19 if a remaining requisite service period is eliminated upon a change of control event. While ASC 805-30-55-18 through 55-19 are therefore applicable to the analysis of the consideration to be transferred to settle the Limbach options, and any excess of fair value of replacement share-based awards over the fair value of existing share-based awards would be recognized as compensation cost immediately in the post-combination financial statements, the Company respectfully submits that the fair value of the consideration being transferred to settle the options approximates and does not exceed the fair value at the acquisition date of the options being settled. This is because the consideration to be transferred by the Company pursuant to the Merger Agreement was negotiated on an arm’s-length basis based on the Company’s determination of Limbach’s enterprise value, which determination has dictated the composition of the consideration to be transferred to holders of the outstanding membership interests and holders of options to acquire membership interests of Limbach. In both such cases, the consideration to be transferred is based on the underlying membership interests as a function of the fair value of Limbach. The Company has therefore determined that no compensation expense need be recorded with respect to the consideration transferred to settle the options.

June 1, 2016 Page 4

•	In considering the provisions of ASC 805-30-55-10, the Company has determined that no portion of the consideration to be transferred to settle the options should be attributed to post-combination service because the Limbach options will automatically and fully vest upon the closing of the Business Combination pursuant to their original terms and as a result there is no requirement for future service.

Financial Statements for 1347 Capital Corp.

General

5.	We note the new legal matter disclosed on page 110. Please tell us what consideration you gave to providing disclosures related to this matter pursuant to ASC 450-20-50.

Response: Upon further consideration of ASC 450-20-50, the Company has revised the disclosure beginning on page F-25 to include a description of the legal matter.

Financial Statements for Limbach Holdings LLC and Subsidiaries

Notes to the Financial Statements

Joint Ventures, page F-36

6.	We note your response to comment 34 in our letter dated May 11, 2016. We continue to have difficulty understanding how you are accounting for your joint venture. You indicate that you apply the equity method of accounting as defined in ASC 323 to account for your joint ventures. You also indicate that all revenues and expenses and the related contract assets and liabilities related to Limbach’s sub-contract are recorded within your statement of operations and balance sheet, similarly to any other construction project. Please address the following:

•	Please help us better understand how you are applying the equity method pursuant to ASC 323-10-35 as it does not appear that you are recognizing your share of the earnings or losses of the investment. Rather it appears that you are just recording revenues related to subcontracts that you enter into related to the joint venture;

June 1, 2016 Page 5

•	Please tell us how these joint ventures are reflected on your financial statements for each period presented by telling us the specific line items and corresponding amounts reflected in each line item;
•	Please help us better understand how significant these joint ventures are by telling us the amounts of revenues and earnings recorded by you and your joint venture partner for each period presented related to this joint venture; and
•	Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which addresses what the impact would be to each of your financial statements if you had recognized your share of the earnings or losses of the investment when taking into consideration both partners sub-contracts. For the cash flow statement, please separately address the presentation of the earnings amounts from the advances to joint ventures amounts reflected in investing activities.

Response: Limbach respectfully submits that it utilizes the equity method of accounting pursuant to ASC 323-10-35 to record its share of the earnings and losses of the joint ventures in the periods presented. Limbach enters into joint ventures with known partners who can provide expertise and other business benefits that will allow the joint venture to secure projects that each partner on their own may not be able to secure individually. Because the joint ventures’ revenues were equal to its expenses, the earnings of the joint ventures for each period presented were zero. As further illustrated below, on each project, the joint venture contracts with a general contractor for a specific scope of the work with the general contractor. Once the work is awarded, the joint venture enters into sub-contracts with each of Limbach and its joint venture partner. Under the terms of the subcontracts, Limbach and the joint venture partner bill the joint venture for work performed under the terms of the subcontract and the joint venture issues a corresponding billing to the general contractor for the same amount. As a result, revenues earned by the joint venture equal its costs incurred from the subcontracts.

Because Limbach has not historically entered into a large number of joint venture projects, revenues and gross profit earned on these projects by Limbach as a subcontractor to the joint ventures were small relative to Limbach’s overall operations. The following table sets forth Limbach’s revenues and gross profit earned from joint venture subcontracts in dollars and as a percentage of Limbach’s total revenues and gross profit, respectively, for the years ended December 31, 2015, 2014 and 2013.

	For the year ended December 31,
	2015	2014	2013
Revenues Earned from Joint Venture Subcontracts
Stated as % of Limbach’s Total Revenues	3.2%	3.4%	7.8%
Stated in Dollars	$10,715	$10,169	$25,506
Gross Profit Earned from Joint Venture Subcontracts
Stated as % of Limbach’s Total Gross Profit	1.9%	0.6%	4.5%
Stated in Dollars	$897	$235	$1,949

The amounts Limbach recorded as advances to, and equity in, joint ventures, net on the balance sheet as of December 31, 2015 and 2014 are set forth in the table below, as well as the amounts recorded as a decrease (increase) in advances to joint ventures in the statement of cash flows for the years ended December 31, 2015, 2014 and 2013. No other joint venture balances appear in Limbach’s financial statements.

	As of and for the year ended December 31,
	2015	2014	2013
Investment in Joint Ventures Carried on Balance Sheet	$6	$5
Decrease (Increase) in Cash Flows from Investment in Joint Ventures	$(1)	$1	$(2)

Limbach’s balance sheet as of each year end presented included balances attributable to Limbach’s activity as a subcontractor on its joint venture projects within the following line items at year end: costs and estimated earnings in excess of billings on uncompleted contracts (underbillings), billings in excess of costs and estimated earnings on uncompleted contracts (overbillings), accounts receivable and accounts payable. The following table sets forth Limbach’s underbilling, overbilling, accounts receivable and accounts payable from joint venture projects included in those respective line items on Limbach’s balance sheet as of December 31, 2015 and 2014.

	As of December 31,
	2015	2014
Underbilling from Joint Venture Projects Included in Total Underbilling	$15	$176
Overbilling from Joint Venture Projects Included in Total Overbilling	$2,148	$240
Accounts Receivable from Joint Venture Projects Included in Total Accounts Receivable	$5,176	$1,452
Accounts Payable from Joint Venture Projects Included in Total Accounts Payable	$2,523	$605

June 1, 2016 Page 6

With respect to the Commission’s inquiry regarding the revenues and earnings of Limbach and Limbach’s joint venture partners during these periods, Limbach’s share of the earnings or losses of the investment was zero in each case. The joint venture partners’ share of earnings or losses of the investment was also zero in each case. The risk of losses and the benefit of earnings are passed on to each joint venture partner through the subcontracts. The joint venture structure is designed to limit each joint venture partner’s risk of loss to the value and scope of its own subcontract. In theory, there is risk of loss to Limbach beyond their subcontract through the joint venture if the joint venture partner does not perform satisfactorily under their subcontract. Historically the risks of performance of the joint venture partners have not resulted in losses to Limbach, as Limbach only enters into joint ventures with known, trusted, and capable partners who are financially stable, able to perform their scope of work, and with whom Limbach has experience.

The following historical joint venture illustrates Limbach’s accounting treatment of its joint venture operations. In 2014, Limbach created a joint venture (the “JV”) with a joint venture partner (“JVP”) to bid on a construction project at Detroit Medical Center. The JV won the bid and contracted with the general contractor (the “GC”) to perform the applicable statement of work. The JV’s contract value with the GC was $1,371. The JV issued subcontracts to Limbach and JVP in the amounts of $897 and $474 respectively. The total value of the subcontracts issued to Limbach and JVP was $1,371, the same as the contract value with the GC. Upon formation of the joint venture, Limbach contributed $700.00 to the JV, which amount it recorded as advances to and equity in joint ventures. As the joint venture agreement established Limbach and JVP as 50% owners, JVP contributed the same amount to the JV. The JV then separately contracted with each of Limbach and JVP whereby each of Limbach and JVP agreed to perform separate work streams in connection with the project. In the first month, Limbach generated billings of $68 to the JV and JVP generated billings of $109 to the JV. The JV combined these billings and submitted them to the GC, thereby creating a receivable in the amount of $177, equal to the costs incurred by the JV. Accordingly, at the end of any given month during the project, the accounts receivable of the JV equaled the accounts payable of the JV.

Limbach has determined that the facts of each joint venture and the language in the applicable joint venture agreements support its position that the equity method of accounting for joint ventures is proper and appropriate in accordance with ASC 323-30 which states that “Investors in unincorporated entities such as partnerships and other unincorporated joint ventures generally should account for their investments using the equity method of accounting if the investor has the ability to exercise significant influence over the investee.” Based on its 50% ownership stake, Limbach has the ability to exercise significant influence and, therefore, has utilized the equity method of accounting for its joint venture arrangements.

June 1, 2016 Page 7

Please contact me at 212-294-5336 if you have any questions or require any additional information in connection with this letter or the Amendment No. 2.

Sincerely yours,

/s/ Joel L. Rubinstein

Joel L. Rubinstein